Exhibit 8

Execution Version

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”) is dated as of February 27, 2023, by and among each shareholder of Ranger Oil Corporation, a Virginia corporation (the “Company”), set forth on Schedule A hereto (each, a “Shareholder” and collectively, the “Shareholders”), and Baytex Energy Corp., a company incorporated under the Business Corporations Act (Alberta) (“Parent”).

W I T N E S S E T H:

WHEREAS, prior to the execution and delivery of this Agreement, Parent and the Company entered into an Agreement and Plan of Merger, dated as of February 27, 2023 (as the same may be amended or supplemented, the “Merger Agreement”), providing that, among other things, (a) upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity (the “Company Merger”), and (b) each eligible outstanding share of Class A common stock, par value $0.01 per share, of the Company issued and outstanding immediately prior to the Company Merger Effective Time (“Class A Common Stock”) will be converted into 7.49 common shares, without nominal or par value, in the capital of Parent (“Parent Common Shares”) and $13.31 in cash, as provided in the Merger Agreement;

WHEREAS, each Shareholder legally and beneficially owns such number of shares of Class A Common Stock and Class B common stock, par value $0.01 per share, of the Company (“Class B Common Stock”) set forth opposite such Shareholder’s name on Schedule A hereto (with respect to each Shareholder, such shares of Class A Common Stock and Company Class B Common Stock are referred to herein as such Shareholder’s “Subject Shares”); and

WHEREAS, each Shareholder legally and beneficially owns such number of Opco Common Units set forth opposite such Shareholder’s name on Schedule A hereto (together with the Subject Shares, the “Subject Securities”).

NOW, THEREFORE, in consideration of Parent entering into the Merger Agreement, and in consideration of the promises and the representations, warranties and agreements contained herein and therein, the parties, intending to be legally bound hereby, agree as follows:

1. Representations and Warranties of each Shareholder. Each Shareholder hereby represents and warrants to Parent, severally and not jointly, as of the date hereof as follows:

(a) Due Organization. Such Shareholder is an entity duly formed under the laws of its jurisdiction of formation and is validly existing and in good standing under the laws thereof.

(b) Authority; No Violation. Such Shareholder has full organizational power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly and validly approved by the governing authority of such Shareholder and no other organizational proceedings on the part of such Shareholder are necessary to approve this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by such Shareholder and (assuming due authorization, execution and delivery by Parent) this Agreement constitutes a valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to the Creditors’ Rights. Neither the execution and delivery of this Agreement by such Shareholder, nor the consummation by such Shareholder of the transactions contemplated hereby, nor compliance by such Shareholder with any of the terms or provisions hereof, will (i) violate any provision of the governing documents of such Shareholder, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to such Shareholder, or any of its properties or assets, or (iii) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under or result in the creation of any lien, claim, mortgage, encumbrance, pledge, deed of trust, security interest, equity or charge of any kind (each, a “Lien”) upon any of the Subject Securities pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which such Shareholder is a party, or by which it or any of its properties or assets may be bound or affected, except, in the case of clause (ii) and clause (iii), for such matters that would not, individually or in the aggregate, impair the ability of such Shareholder to perform its obligations under this Agreement.

(c) The Subject Securities. As of the date of this Agreement, such Shareholder is the legal and beneficial owner of and, together with the applicable controlling entity or entities of such Shareholder (as applicable, the “Controlling Entities”), has the sole right to vote and dispose of such Shareholder’s Subject Securities, free and clear of any Liens whatsoever, except for any Liens which arise hereunder and transfer restrictions contained in the Opco Partnership Agreement. None of such Shareholder’s Subject Securities is subject to any voting trust or other similar agreement, arrangement or restriction, except as contemplated by this Agreement. Without limiting the generality of the foregoing and other than the Opco Partnership Agreement, (i) there are no agreements or arrangements of any kind, contingent or otherwise, obligating such Shareholder to sell, transfer (including by tendering into any tender or exchange offer), assign, grant a participation interest in, option, pledge, hypothecate or otherwise dispose of or encumber, including by operation of law or otherwise (each, a “Transfer”), any or all of the Subject Securities, other than a Transfer, such as a hedging or derivative transaction, with respect to which such Shareholder (and/or its Controlling Entities) retains its Subject Securities and the sole right to vote, dispose of and exercise dissenters’ rights with respect to its Subject Shares during the Applicable Period (as defined below) and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Securities.

(d) Absence of Litigation. As of the date hereof, there is no litigation, suit, claim, action, proceeding or investigation pending, or to the knowledge of such Shareholder, threatened against such Shareholder, or any property or asset of such Shareholder, before any Governmental Entity that seeks to delay or prevent the performance by such Shareholder of its obligation under this Agreement.

(e) No Consents Required. No consent of, or registration, declaration or filing with, any Person or Governmental Entity is required to be obtained or made by or with respect to such Shareholder in connection with the execution, delivery and performance of this Agreement by such Shareholder, except for any applicable requirements and filings with the SEC, if any, under the Exchange Act and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Shareholder of such Shareholder’s obligations under this Agreement in any material respect.

(f) Expectation of Parent. Such Shareholder understands and acknowledges that Parent entered into the Merger Agreement with the expectation that such Shareholder would execute and deliver this Agreement.

2. Representations and Warranties of Parent. Parent hereby represents and warrants to each Shareholder as of the date hereof as follows:

(a) Due Organization. Parent is a corporation duly incorporated under the laws of Alberta, Canada and is validly existing and in good standing under the laws thereof.

(b) Authority; No Violation. Parent has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement have been duly and validly approved by all necessary action on the part of Parent and no other corporate proceedings on the part of Parent are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by the Shareholders) this Agreement constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Creditors’ Rights. Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the terms or provisions hereof, will (i) violate any provision of the governing documents of Parent or the certificate of incorporation, bylaws or similar governing documents of any of Parent’s Subsidiaries, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent or any of Parent’s Subsidiaries, or any of their respective properties or assets, or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of Parent’s Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of Parent’s Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

3. Covenants of Each Shareholder. Each Shareholder, severally and not jointly, agrees as follows; provided that all of the following covenants shall apply solely to actions taken by such Shareholder in its capacity as a shareholder of the Company:

(a) Agreement to Vote Subject Shares. During the Applicable Period, at any meeting of the shareholders of the Company, however called, or at any postponement or adjournment thereof, or in any other circumstance upon which a vote or other approval of all or some of the shareholders of the Company is sought in connection with the Company Merger, such Shareholder shall, and shall cause any holder of record of its Subject Shares on any applicable record date to, vote, in person or by proxy, all of the Subject Shares beneficially owned by such Shareholder on such date, which shall, when combined with any other shares of Class A Common Stock or Class B Common Stock with respect to which Juniper Capital Advisors, L.P. has sole or shared voting power (“Juniper Stock”), be no fewer than a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, taken together as a single class, outstanding as of the applicable record date and sufficient to approve the Company Merger pursuant to the Merger Agreement (such minimum number of Subject Shares, the “Subject Shares Minimum”): (i) in favor of adoption of the Merger Agreement and approval of any other matter that is required to be approved by the shareholders of the Company in order to effect the Company Merger; (ii) against any merger agreement or merger (other than the Merger Agreement and the Company Merger), consolidation, combination, sale or transfer of a material amount of assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any of its Subsidiaries that is prohibited by the Merger Agreement (unless, in each case, such transaction is approved in writing by Parent) or any Company Competing Proposal; and (iii) against any amendment of the Company’s certificate of incorporation or bylaws or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would reasonably be expected to materially delay, impede, frustrate, prevent or nullify the Company Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any outstanding class of capital stock of the Company. During the Applicable Period, such Shareholder (and/or its Controlling Entities) shall retain at all times the right to vote the Subject Shares Minimum (when combined with any other Juniper Stock) in such Shareholder’s sole discretion and without any other limitation on those matters other than those set forth in this Section 3(a) that are at any time or from time to time presented for consideration to the Company’s shareholders generally. During the Applicable Period, in the event that any meeting of the shareholders of the Company is held for the purpose of acting on any matter specified above, such Shareholder shall (or shall cause the holder of record on any applicable record date to) appear at such meeting or otherwise cause all of the Subject Shares beneficially owned by such Shareholder on such date (which shall be no fewer than the Subject Shares Minimum when combined with any other Juniper Stock) to be counted as present thereat for purposes of establishing a quorum. During the Applicable Period, such Shareholder further agrees not to commit or agree, and to cause any record holder of Subject Shares it continues to beneficially own not to commit or agree, to take any action inconsistent with the foregoing during the Applicable Period. “Applicable Period” means the period from and including the date of this Agreement to and including the date of the termination of this Agreement.

Notwithstanding anything in this Agreement to the contrary and without limitation of Section 12, (i) the preceding paragraph of this Section 3(a) does not require any Shareholder to vote, or deliver a written consent in respect of, any of its Subject Shares in favor of any amendment, modification or waiver of any provision of the Merger Agreement that materially and adversely affects the interests of such Shareholder (whether in a manner that is applicable to holders of Class A Common Stock generally or otherwise), and (ii) no Shareholder is required to vote, or deliver any written consent in respect of, any of its Subject Shares, in any particular manner or at all, on any matter other than those expressly specified in the preceding paragraph of this Section 3(a), or to appear at, or cause any of its Subject Shares to be counted as present at, any meeting of the shareholders of the Company, or portion thereof, held for the purpose of acting on any such other matter.

(b) Irrevocable Proxy. In order to secure the obligations set forth herein, each Shareholder hereby irrevocably appoints Parent, or any nominee thereof, with full power of substitution and resubstitution, as its true and lawful proxy and attorney-in-fact, only in the event that such Shareholder does not comply with its obligations in Section 3(a), to vote or execute written consents with respect to such Shareholder’s Subject Shares beneficially owned at such time (which shall be no fewer than the Subject Shares Minimum when combined with any other Juniper Stock) in accordance with Section 3(a) and with respect to any proposed postponements or adjournments of any meeting of the shareholders of the Company at which any of the matters described in Section 3(a) are to be considered. Each Shareholder hereby affirms that this proxy is coupled with an interest and shall be irrevocable, except upon termination of this Agreement, and such Shareholder will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by such Shareholder with respect to any of its Subject Shares. This proxy shall be revoked automatically upon the termination of this Agreement pursuant to Section 7 (whether as to such Shareholder or all Shareholders), and Parent may terminate this proxy at any time at its sole election by written notice provided to each Shareholder.

(c) Transfer Restrictions. Except as provided in the last sentence of this Section 3(c) or except as contemplated by the Opco Unit Exchange, such Shareholder agrees not to, and to cause any record holder of its Subject Securities, not to, in any such case directly or indirectly, during the Applicable Period (i) Transfer or enter into any agreement, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of its Subject Securities (or any interest therein) to any Person or (ii) grant any proxies, or deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities to the extent such proxies/deposits would violate Section 3(a) hereof, other than pursuant to this Agreement. Subject to the last sentence of this Section 3(c), such Shareholder further agrees not to commit or agree to take, and to cause any record holder of any Subject Securities it continues to beneficially own not to commit or agree to take, any of the foregoing actions during the Applicable Period. Notwithstanding the foregoing, such Shareholder shall have the right to Transfer its Subject Securities to an Affiliate if such Affiliate shall have agreed in writing (i) to accept such Subject Securities subject to the terms and conditions of this Agreement, and (ii) to be bound by this Agreement as if it were “a Shareholder” for all purposes of this Agreement; provided, however, that no such Transfer shall relieve such Shareholder from its obligations under this Agreement with respect to any Subject Shares it continues to beneficially own.

(d) Adjustment to Subject Shares. In case of a stock dividend or distribution, or any change in the Class A Common Stock, Class B Common Stock or OpCo Common Units by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “Subject Shares” and “Subject Securities”, as used with respect to each Shareholder, shall be deemed to refer to and include such Shareholder’s Subject Shares or Subject Securities, as applicable, as well as all such stock dividends and distributions and any securities into which or for which any or all of such Shareholder’s Subject Shares or Subject Securities, as applicable, may be changed or exchanged or which are received in such transaction, including the Opco Unit Exchange.

(e) Non-Solicitation. Except to the extent that the Company or the Company Board is permitted to do so under the Merger Agreement, but subject to any limitations imposed on the Company or the Company Board under the Merger Agreement, such Shareholder agrees, solely in its capacity as a shareholder of the Company, that it shall not, and shall cause its Affiliates and shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Competing Proposal; (ii) engage in, continue or otherwise participate in any discussions or negotiations with any Person with respect to, relating to, or in furtherance of a Company Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Competing Proposal; (iii) furnish any information regarding the Company or its Subsidiaries, or access to the properties, assets or employees of the Company or its Subsidiaries, to any Person in connection with or in response to any Company Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Competing Proposal; and (iv) enter into any letter of intent or agreement in principle, or other agreement providing for a Company Competing Proposal. Nothing contained in this Section 3(e) shall prevent any Person affiliated with such Shareholder who is a director or officer of the Company from taking actions in his capacity as a director or officer of the Company, including taking any actions permitted under Section 6.3 of the Merger Agreement.

4. Class B Common Stock and Opco Common Unit Exchange. Upon the terms and subject to the conditions of any Transaction Document, prior to the Company Merger Effective Time the following steps shall be taken (collectively, clauses (a) through (e), below, and with respect to the Company, as set forth in Section 6.17(c) of the Merger Agreement, the “Opco Unit Exchange”):

(a) Holdings GP shall file an election under Treasury Regulations Section 301.7701-3(c) on IRS Form 8832 electing to be classified as an association taxable as a corporation for U.S. federal income tax purposes, effective as of the Closing Date, and shall deliver to Parent, at or prior to the Closing, a copy of such election and reasonably satisfactory evidence of such form having been properly filed with the IRS;

(b) immediately prior to the Company Merger Effective Time, the Company shall contribute all of its Opco Common Units to Holdings GP;

(c) in accordance with Article XI of the Opco Partnership Agreement, each Shareholder shall exercise its right to exchange all of its Opco Common Units and shares of Class B Common Stock for shares of Class A Common Stock;

(d) in connection with such exercise and in accordance with Section 11.03 of the Opco Partnership Agreement (it being understood that the parties agree to the assignment of the Company’s rights pursuant to Section 11.03 of the Opco Partnership Agreement to Holdings GP), (i) the Company shall, immediately following the contribution described in Section 4(b), issue and contribute shares of Class A Common Stock to Holdings GP, (ii) Holdings GP shall transfer such shares of Class A Common Stock to the Shareholders in exchange for the Opco Common Units and shares of Class B Common Stock held by such Shareholders, and (iii) such shares of Class B Common Stock shall be cancelled in connection therewith; and

(e) immediately following the exchange described in Section 4(d), Opco shall liquidate and distribute all of its property to Holdings GP, Opco’s sole interest holder.

5. Tax Matters.

(a) Tax Treatment.

(i) The parties intend and agree that, for U.S. federal (and applicable state and local) income tax purposes, the Opco Unit Exchange is intended to be treated as (a) a taxable sale of Opco Common Units by the relevant Shareholders to Holdings GP under Section 741 of the Code and (b) an incorporation of Opco in which its partners are treated as transferring to Holdings GP, and Holdings GP is treated as receiving, the partnership interests in Opco, resulting in the termination of the partnership pursuant to Section 708(b) of the Code, consistent with Situation 3 of Rev. Rul. 84-111, 1984-2 C.B. 88.

(ii) Except as otherwise expressly contemplated by the Transaction Documents, each Shareholder will not take (and will prevent each of its Affiliates from taking) any actions that would reasonably be expected to prevent the Transactions from being treated consistently with the Intended U.S. Tax Treatment and the Opco Unit Exchange to be treated consistently with the intended tax treatment described in Section 5(a). Notwithstanding the foregoing, or anything to the contrary in any Transaction Document, each party acknowledges and agrees that its obligations to effect the Transactions are not subject to any condition or contingency with respect to the Transactions being treated consistently with the Intended U.S. Tax Treatment or the intended tax treatment described in Section 5(a), except as set forth in the last sentence of Section 6.17(a) of the Merger Agreement. Each Shareholder will (and will cause each of its Affiliates to) reasonably cooperate with Parent, the Company and their respective Tax advisors in connection with the issuance to Parent or the Company of any customary Tax opinion or advice by its counsel or other Tax advisors relating to the Tax consequences of the Transactions, including any such opinion to be filed in connection with the Registration Statement, the Company Proxy Statement or the Parent Circular. In connection therewith, each Shareholder shall deliver to such counsel or other advisors a duly executed certificate containing customary representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel or other advisors to render such Tax opinion or otherwise appropriately advise Parent or the Company, as applicable, with respect to such matters, in each case dated as of such dates as may be necessary or reasonably requested by Parent or the Company. Each Shareholder shall (and shall cause each of its Affiliates to) provide such other customary information as is reasonably requested by such counsel or other advisors for purposes of rendering any such Tax opinion or advice by such counsel or other advisor.

(b) Withholding Taxes. Notwithstanding anything in the Transaction Documents to the contrary, Parent, the Company, the Surviving Corporation, Merger Sub, the Exchange Agent, each of their respective Affiliates and any other applicable withholding agent shall be entitled to deduct or withhold from any amounts otherwise payable to the Shareholders pursuant to the Transaction Documents any amount required to be deducted or withheld under applicable Law; provided, however, that except in the case of withholding required in respect of any failure by a Shareholder to deliver the forms described in the next sentence, (a) to the extent any party becomes aware of any obligation to deduct or withhold from amounts otherwise payable, issuable or transferable to or by a Shareholder pursuant to the Transaction Documents, such party shall use commercially reasonable efforts to notify the other relevant parties as soon as reasonably practicable, and (b) the applicable withholding agent shall use commercially reasonable efforts to consult with the applicable Shareholder in good faith to determine whether such deduction or withholding is required and shall reasonably cooperate with the applicable Shareholder to minimize the amount of any applicable deduction or withholding. Each Shareholder that transfers Opco Common Units in the Opco Unit Exchange shall deliver (i) to the Company, at or prior to the exchange of their Opco Common Units pursuant to the Opco Unit Exchange, a duly completed and executed Form W-9 with respect to such Shareholder, and (ii) at or prior to the Closing, a copy thereof to Parent.

(c) Tax-Related Indemnification. Notwithstanding anything to the contrary contained in any Transaction Document, the indemnification obligations of the Shareholders contained in Sections 4.01(b)(ii), 5.05 and 9.04(b) of the Opco Partnership Agreement shall survive the exchange of Opco Common Units pursuant to the Opco Unit Exchange, and to the extent that any amounts are due pursuant to such obligations at the time of the Opco Unit Exchange or the Merger, Parent, the Company, the Surviving Corporation, Merger Sub, the Exchange Agent, and each of their respective Affiliates shall be entitled to offset, without duplication, any consideration the Shareholders are otherwise entitled to pursuant to this Agreement or the Merger Agreement by the amount of any such amounts; provided, however, that to the extent Parent, the Company, the Surviving Corporation, Merger Sub, the Exchange Agent, or any of their Affiliates becomes aware of any amounts due pursuant to any indemnification obligations, such party shall use commercially reasonable efforts to notify the Shareholders as soon as reasonably practicable.

(d) Tax Advances During Interim Period. The Shareholders agree that they shall only be entitled to pro rata tax distributions pursuant to Section 4.01(b)(i) of the Opco Partnership Agreement (and for the avoidance of doubt, to waive any and all rights to any non-pro rata tax distributions or Tax Advances (as defined in the Opco Partnership Agreement) pursuant to Section 4.01(b)(ii) of the Opco Partnership Agreement), unless and until the Merger Agreement shall be terminated pursuant to Article VIII thereof.

6. Assignment; No Third-Party Beneficiaries. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

7. Termination. This Agreement and the covenants and agreements set forth in this Agreement shall automatically terminate (without any further action of the parties) upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the Company Merger Effective Time; (c) as to a Shareholder, the date of any modification, waiver or amendment to the Merger Agreement effected without such Shareholder’s consent that reduces the Merger Consideration to be received by such Shareholder or extends the Outside Date; and (d) the mutual written consent of the parties hereto; provided, however, the covenants and agreements set forth in Sections 4 and 5 shall survive a termination pursuant to Section 7(b). If Parent has failed to hold the Parent Shareholder Meeting for the purpose of obtaining the Parent Shareholder Approval no later than the 60th day following the date the Registration Statement is initially filed with the SEC, then if at any time prior to receipt of Parent Shareholder Approval a Company Change of Recommendation in accordance with Section 6.3(e) of the Merger Agreement occurs, this Agreement shall automatically terminate (without any further action of the parties). In the event of termination of this Agreement pursuant to this Section 7, and except as expressly set forth in the proviso in the first sentence of this Section 7, this Agreement shall become void and of no effect with no liability on the part of any party; provided, however, that no such termination shall relieve any party from liability for any breach hereof prior to such termination; provided further, that the obligations under Section 8 shall survive the termination of this Agreement.

8. General Provisions.

(a) Amendments. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

(b) Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or the first Business Day following such receipt if the transmission is after 5 p.m. Central Time on such date or if the date is not a Business Day) of transmission by electronic mail, or (iii) on the date of confirmation of receipt (or the first Business Day following such receipt if the date is not a Business Day) if delivered by a nationally recognized overnight courier service. All notices hereunder shall be delivered to the address or electronic mail specified for such party below (or to such other address or electronic mail as such party shall have specified in a written notice given to the other parties hereto):

(i) If to any Shareholder, to the address or electronic mail set forth for such Shareholder on Schedule A hereto.

(ii) If to Parent, to:

Baytex Energy Corp.

2800, 520 – 3 ave. S.W.

Calgary, Alberta

CANADA

Attention:	James Maclean
E-mail:	james.maclean@baytexenergy.com

With a required copy to (which copy shall not constitute notice):

Vinson & Elkins LLP

845 Texas Avenue, Suite 4700

Houston, Texas 77002

Attention:	Mike Telle
Lande Spottswood
E-mail:	mtelle@velaw.com
lspottswood@velaw.com

and to:

Burnet, Duckworth & Palmer LLP

2400, 525 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

Attention:	Jay Reid
Lindsay Cox
E-mail:	jpr@bdplaw.com
lpc@bdplaw.com

(c) Rules of Construction. When a reference is made in this Agreement to a Section, such reference shall be to a Section in this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to February 27, 2023.

(d) Counterparts. This Agreement may be executed in two (2) or more counterparts, including via facsimile or email in pdf form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto, it being understood that all parties hereto need not sign the same counterpart.

(e) Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(f) Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(g) Severability. Each party hereto agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any party hereto to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a party hereto took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such party shall not incur any liability or obligation unless such party did not in good faith seek to resist or object to the imposition or entering of such order.

(h) Waiver. At any time prior to the Company Merger Effective Time, the Shareholders and Parent may, acting together, to the extent legally allowed:

(i) extend the time for the performance of any of the obligations or acts of the other party hereunder;

(ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(iii) waive compliance with any of the agreements or conditions of the other party contained herein.

Notwithstanding the foregoing, no failure or delay by the Shareholders or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party hereto to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party. No waiver by any of the parties hereto of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

(i) Release. From and after the Company Merger Effective Time, each Shareholder, on behalf of itself and each of its officers, directors, equity holders, Subsidiaries and Affiliates, and each of their respective heirs, beneficiaries, trustees, executors, administrators, Representatives, successors and assigns (such persons, the “Releasors”), hereby fully and unconditionally releases, acquits and forever discharges, to the fullest extent permitted by Law, Parent, its Subsidiaries and Affiliates (including the Company and its Subsidiaries) and its and their respective past, present or future officers, directors, employees, counsel and agents, and the stockholders prior to Closing (such persons, the “Releasees”), from and against any and all liabilities, actions, causes of action, claims, demands, damages, judgments, debts, dues and suits of every kind, nature and description whatsoever, whether known or unknown, asserted or unasserted, suspected or unsuspected, absolute or contingent, unmatured or inchoate, both at law and in equity, which Shareholders or any of the Releasors ever had, now has or may hereafter have against any of the Releasees, on or by reason of any matter, cause or thing whatsoever that arose prior to the Company Merger Effective Time; provided, however, that nothing herein shall be deemed to release (a) any right of the Shareholders expressly set forth in this Agreement or the right to receive the Merger Consideration to which it may be entitled pursuant to the Merger Agreement in accordance with the terms thereof, (b) any right of any Releasors set forth in Section 6.10 of the Merger Agreement, (c) any claims that any Releasor may have under the IRRA and (d) any claims that are not permitted to be released under applicable Law or applicable public policy.

(j) Further Assurances. Each Shareholder will, from time to time, (i) at the request of Parent take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things reasonably necessary, proper or advisable to carry out the intent and purposes of this Agreement and (ii) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the intent and purposes of this Agreement.

(k) Publicity. Except as otherwise required by law (including securities laws and regulations) and the regulations of any national stock exchange, so long as this Agreement is in effect, no Shareholder shall issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement or the Merger Agreement, without the consent of Parent, which consent shall not be unreasonably withheld.

(l) Capitalized Terms. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement. Notwithstanding the foregoing, the term “Affiliate” as used in Section 3(e) of this Agreement shall not include (i) the Company and any of its Subsidiaries or (ii) any portfolio company of Juniper Capital Advisors, L.P. or Juniper Capital Investment Management, L.P. or of their respective affiliated investment funds, except for any portfolio company taking any action that would otherwise be prohibited by Section 3(e) at the direction or encouragement of any Shareholder or Controlling Entity.

9. Shareholder Capacity. Each Shareholder signs solely in its capacity as the record or beneficial owner of its Subject Securities and nothing contained herein is intended to or shall limit or affect any actions taken by any officer, director, partner, Affiliate or representative of such Shareholder who is or becomes an officer or a director of the Company in his or her capacity as an officer or director of the Company, and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement. Each Shareholder signs individually solely on behalf of itself and not on behalf of any other Shareholder; all representations, warranties, covenants and agreements of each Shareholder set forth in this Agreement are made severally by such Shareholder and not jointly with any other Shareholder; and no Shareholder shall be responsible in any way for any other Shareholder’s breach of or failure to perform its obligations under this Agreement.

10. Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages would not be a sufficient remedy of any such breach. It is accordingly agreed that, in addition to any other remedy to which they are entitled at law or in equity, the parties hereto shall be entitled to specific performance and injunctive or other equitable relief, without the necessity of proving the inadequacy of money damages. Notwithstanding the foregoing, Parent agrees that with respect to any damage claim that might be brought against any Shareholder under this Agreement, and without regard to whether such claim sounds in contract, tort or any other legal or equitable theory of relief, that damages are limited to actual damages and expressly waive any right to recover special damages, including, without limitation, lost profits as well as any punitive or exemplary damages. The parties hereto further agree that any action or proceeding relating to this Agreement or the transactions contemplated hereby shall be brought and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the district of Delaware) and any appellate court from any thereof. In addition, each of the parties hereto (a) irrevocably submits to the exclusive jurisdiction and venue of such courts listed in this Section 10 in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, and (b) irrevocably waives the defense of an inconvenient forum and all other defenses to venue in any such court in any such action or proceeding. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH

OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE ANY OF SUCH WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.

11. Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more parties hereto under this Agreement (whether for indemnification or otherwise) or for any claim based on, arising out of, or related to this Agreement.

12. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or any other Person any direct or indirect ownership or incidence of ownership of, or with respect to, any Subject Shares. Subject to the restrictions and requirements set forth in this Agreement, all rights, ownership and economic benefits of and relating to each Shareholder’s Subject Shares shall remain vested in and belong to such Shareholder, and this Agreement shall not confer any right, power or authority upon Parent or any other Person to direct any Shareholder in the voting of any of its Subject Shares (except as otherwise specifically provided for herein).

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IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

BAYTEX ENERGY CORP.

By:	/s/ Eric T. Greager
Name: Eric T. Greager
Title: President and Chief Executive Officer

By:	/s/ Chad L. Kalmakoff
Name: Chad L. Kalmakoff
Title: Chief Financial Officer

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

SHAREHOLDERS:

ROCKY CREEK RESOURCES, LLC

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Authorized Person

[Signature Page to Support Agreement]

JSTX HOLDINGS, LLC

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Authorized Person

[Signature Page to Support Agreement]

Schedule A

Name and Address of Shareholder	No. of Shares of Class A Common Stock	No. of Shares of Class B Common Stock	No. of Opco Common Units
Rocky Creek Resources, LLC C/o Juniper Capital 2727 Allen Parkway, #1850 Houston, TX 77019 Attention: Edward Geiser / Tim Gray Email: legalnotices@juncap.com	—	5,406,141	5,406,141
JSTX Holdings, LLC C/o Juniper Capital 2727 Allen Parkway, #1850 Houston, TX 77019 Attention: Edward Geiser / Tim Gray Email: legalnotices@juncap.com	—	17,142,857	17,142,857
Total:	—	22,548,998	22,548,998

A-1